June 26, 2017

Via: Electronic Mail and EDGAR Securities and Exchange Commission Division of Corporate Finance Mail Stop 3561 100 F Street, NE Washington, D.C. 20549 Attention: John Reynolds and Hillary Daniels

Re:

Timberline Resources Corporation

Registration Statement on Form S-1
Filed May 26, 2017, As Amended  June 14, 2017
File No. 333-218289

Ladies and Gentlemen:

On behalf of Timberline Resources Corporation, we hereby respectfully request that the Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-1 (No. 333-218289) and to permit said Registration Statement to become effective at 5:00 p.m. Eastern time on June 27, 2017, or as soon thereafter as practicable.

Please contact the undersigned with any questions with respect to this request.

Very truly yours,

TIMBERLINE RESOURCES CORPORATION

/s/ Randal Hardy

Randal Hardy

Chief Financial Officer